June 1, 2011

VIA EDGAR AND FACSIMILE (703-813-6984)

Mr. Kevin Woody

Branch Chief

and

Mr. Howard Efron

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jones Lang LaSalle Incorporated

Form 10-K for the year ended December 31, 2010

Filed February 25, 2011

File No. 1-13145

Dear Mr. Woody and Mr. Efron:

This letter sets forth our response to the Comment Letter, dated May 12, 2011 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced document. The responses set forth below follow a copy of each of the Staff’s comments as numbered in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1. Please tell us how you have complied with Regulation S-K related to disclosure of off-balance sheet arrangements. Your response should specifically address unfunded commitments on your investments in real estate ventures.

Response:

We believe that the details of our activities related to investments in real estate ventures are most appropriately disclosed within our “Liquidity and Capital Resources” section of our Form 10-K for the year ended December 31, 2010 (“our Form 10-K”). Item

1 of 5

303(a)(1) of Regulation S-K stipulates that “…commitments… that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way” be identified, and Item 303(a)(2) stipulates that “…the registrant’s material commitments for capital expenditures… the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments” be described, in Liquidity and Capital Resources, respectively. The funding of our commitments to investments in real estate ventures results in additions to the “Investments in real estate assets” line item in our balance sheet, an activity which we view as an investment in our business, with similarities to our capital expenditures and business acquisitions activities (which represent significant uses of our liquidity and capital resources), such that we believe discussion of these activities and their impact on our firm’s liquidity under our Liquidity and Capital Resources heading in Item 7 will continue to be appropriate.

We also believe that, to date, we have disclosed the relevant details of our unfunded commitments to investments in real estate ventures in our Liquidity and Capital Resources section. However, understanding that users of financial statements may look for this information under a separately-captioned “Off-Balance Sheet Arrangements” section as described in Item 303(a)(4) of Regulation S-K, we will add such a separately-captioned section in future filings, and in that section will cross-reference back to the discussion of unfunded commitments in “Co-Investment Activity” in our Liquidity and Capital Resources section. Finally, we believe that our unfunded commitments to investments in real estate ventures represent the entirety of our material off-balance sheet arrangements for disclosure in an Off-Balance Sheet Arrangements section of Item 7.

Contractual Obligations, page 50

2. Please enhance your disclosure of contractual obligations so that you address interest obligations, unfunded commitments to unconsolidated joint ventures and your commitments to self-fund health insurance.

Response:

a) Interest obligations

In future filings, we will include a line item in our contractual obligations table that will depict an estimate of interest expense that would be incurred on our debt obligations if calculated at the balance sheet date interest rate and if held to maturity. This line item, and a related separate footnote, will replace what is currently the last sentence of Note 1 to our contractual obligations table on page 50 of our Form 10-K:

The contractual obligation table above does not include a provision for interest expense on the $197.5 million of borrowing under our Facility.

As of December 31, 2010, the contractual obligations table line item and footnote would have included the following information ($ in millions):

Interest on debt obligations: $19.4 (Total), $5.8 (Less than 1 year), $8.0 (1-3 years), $5.6 (3-5 years)

2 of 5

Our debt obligations incur interest charges at variable rates. For purposes of preparing an estimated projection of interest on debt obligations for this table, we have estimated our future interest payments based on our borrowing rates as of December 31, 2010 and assuming each of our debt obligations is held to maturity.

b) Unfunded commitments to unconsolidated joint ventures

“Unfunded commitments” are capital commitments which may be called by the real estate funds we manage. While these capital commitments are contractual in nature, they are contingent on the successful investment of capital by the respective fund. Due to the nature of the investment market, we are unable to predict if, or when, or in what amounts such capital will be required to be paid to the funds.

In future filings, we will include a statement underneath our contractual obligations table similar to the paragraph below to describe our unfunded commitments to unconsolidated joint ventures. Using our unfunded commitments as of December 31, 2010, prior period cash flow investing details, and projections for the coming year to illustrate the magnitude of investment activity that might be expected:

We have made capital commitments to certain unconsolidated joint ventures which are entitled to call up to a maximum of $139.3 million as of December 31, 2010. We are not able to predict if, or when, or in what amounts such capital calls will be made, and therefore we exclude such commitments from the above table. However, in relation to this activity, we made capital contributions and advances to investments in real estate ventures of $33.9 million, $39.8 million and $44.8 million in 2010, 2009 and 2008, respectively, and we anticipate that our net co-investment funding for 2011 will be between $40 and $50 million (planned co-investment less return of capital from liquidated co-investments).

c) Commitments to self-fund health insurance

We believe that we had no contractual obligations at December 31, 2010 that were required to be disclosed with respect to our self-funded health insurance program. We offer a self-funded health insurance program in the United States of America, but do not have long-term commitments to this program. An employee must be employed by the Company to receive health insurance benefits under this program. We do not offer our employees post-employment health care benefits. Our $9.2 million health insurance obligation for estimated health costs incurred as of December 31, 2010 under this program is recorded and included in Accrued compensation on our consolidated balance sheet (as more fully described on page 38 of our Form 10-K), and is our only estimable obligation under our self-funded health insurance program.

3 of 5

Financial Statements

12. Commitments and Contingencies, page 80

3. We note your policy disclosure on page 39 related to potential loss events from professional indemnity and employment practice liability. Please tell us how you have met the disclosure requirements under ASC 450-20-50 related to unaccrued losses and/or losses in excess of amounts accrued.

Response:

With respect to accruals for loss contingencies, ASC 450-20-50-1 states that “Disclosure of the nature of an accrual… and in some circumstances the amount accrued, may be necessary for the financial statements to not be misleading.” Events that are subject to our professional indemnity and employment practice liability insurance coverage ordinarily represent the most significant components of our accruals for loss contingencies. As noted in your question, we discussed and disclosed the nature of these events and related accruals on page 39 within Item 7 of our Form 10-K. We accrued $2.1 million, net of receivables from third party insurers, as of December 31, 2010 related to this activity.

Furthermore, with respect to unrecognized contingencies, ASC 450-20-50-3 states:

“Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

a.	An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met.

b.	An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.”

Item a. refers to losses that are not both probable and reasonably estimable (i.e., unaccrued losses), and item b. refers to quantifying the difference between the high end of a range of possible losses and the best estimate of the loss (i.e., losses in excess of amounts accrued). We believe that amounts for which we have not accrued, because they meet the criteria of either item a. or b. of ASC 450-20-50-3 even though reasonably possible, are not material.

As more fully described in our policy on page 39 of our Form 10-K, the level of risk retained by our wholly-owned captive insurance company that facilitates our professional indemnity insurance coverage is up to $2.5 million per claim and up to $12.5 million in the aggregate per year. We believe that these disclosures of the nature of accruals and the magnitude of limits per claim and in the aggregate per year provide users of our financial statements with meaningful information in the absence of material unrecognized contingencies as described in ASC 450-20-50-3.

4 of 5

In future filings:

•	We will use the term “accruals” rather than “reserves” to describe the loss activity within this self-insurance program,

•

We will provide disclosures of unrecognized contingencies in accordance with ASC 450-20-50 to the extent we believe such unrecognized contingencies are material, or disclose explicitly that based upon information currently available, we believe such unrecognized contingencies will not have a material adverse effect on our financial position, results of operations or liquidity, and

•	We will supplement our “Commitments and Contingencies” footnote with our disclosures of this self-insurance program from Item 7 of our Form 10-K.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at (312) 228-2073, or Mark Engel, our Controller, at (312) 228-2343.

Sincerely Yours,

/s/ Lauralee E. Martin
Lauralee E. Martin
Executive Vice President and Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated

5 of 5